SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Amendment No. __

Under the Securities Exchange Act of 1934

   Patient Infosystems, Inc.

(Name of Issuer)

             Common Stock, par value $0.01 per share

(Title of Class of Securities)

  702915 10 9

(CUSIP Number)

Martin P. Sutter

Essex Woodland Health Ventures

10001 Woodlock Forest Drive, Suite 175

The Woodlands, Texas 77380

(281) 364-1555

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

                     January 25, 2006

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following page(s))

Page 1 of 16 pages

CUSIP No. 702915 10 9

SCHEDULE 13D
Essex Woodlands Health Ventures Fund V, L.P.

(1) Names of Reporting Persons. SS or I.R.S. Identification Nos. of Above Persons

(2) Check The Appropriate Box If A Member Of A Group	(a) :
(b) :X

(3)	SEC Use Only

(4) Source Of Funds*
OO
(5) Check Box If Disclosure Of Legal Proceedings Is Required Pursuant To Items 2(d) Or 2(e) :

(6)	Citizenship Or Place Of Organization
Delaware
Number Of Shares	(7)	Sole Voting Power
Beneficially Owned			10,859,887

By Each Reporting

Person With	(8)	Shared Voting Power
			-0-
	(9)	Sole Dispositive Power
			10,859,887

(10)	Shared Dispositive Power
-0-

(11)	Aggregate Amount Beneficially Owned By Each Reporting Person

10,859,887

(12)	Check If The Aggregate Amount In Row (11) Excludes Certain Shares* ☐

(13)	Percent Of Class Represented By Amount In Row (11)

16.1%

(14)	Type Of Reporting Person
PN

SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP No. 702915 10 9

SCHEDULE 13D
Essex Woodlands Health Ventures V, L.L.C.

(1) Names of Reporting Persons. SS or I.R.S. Identification Nos. of Above Persons

(2) Check The Appropriate Box If A Member Of A Group	(a) :
(b) :X

(3)	SEC Use Only

(4) Source Of Funds*
OO
(5) Check Box If Disclosure Of Legal Proceedings Is Required Pursuant To Items 2(d) Or 2(e) :

(6)	Citizenship Or Place Of Organization
Delaware
Number Of Shares	(7)	Sole Voting Power
Beneficially Owned			10,859,887

By Each Reporting

Person With	(8)	Shared Voting Power
			-0-
	(9)	Sole Dispositive Power
			10,859,887

(10)	Shared Dispositive Power
-0-

(11)	Aggregate Amount Beneficially Owned By Each Reporting Person

10,859,887

(12)	Check If The Aggregate Amount In Row (11) Excludes Certain Shares* ☐

(13)	Percent Of Class Represented By Amount In Row (11)

16.1%

(14)	Type Of Reporting Person
OO

SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP No. 702915 10 9

SCHEDULE 13D
Essex Woodlands Health Ventures Fund IV, L.P.

(1) Names of Reporting Persons. SS or I.R.S. Identification Nos. of Above Persons

(2) Check The Appropriate Box If A Member Of A Group	(a) :
(b) :X

(3)	SEC Use Only

(4) Source Of Funds*
OO
(5) Check Box If Disclosure Of Legal Proceedings Is Required Pursuant To Items 2(d) Or 2(e) :

(6)	Citizenship Or Place Of Organization
Delaware
Number Of Shares	(7)	Sole Voting Power
Beneficially Owned			3,433,901

By Each Reporting

Person With	(8)	Shared Voting Power
			-0-
	(9)	Sole Dispositive Power
			3,433,901

(10)	Shared Dispositive Power
-0-

(11)	Aggregate Amount Beneficially Owned By Each Reporting Person

3,433,901

(12)	Check If The Aggregate Amount In Row (11) Excludes Certain Shares* ☐

(13)	Percent Of Class Represented By Amount In Row (11)

5.1%

(14)	Type Of Reporting Person
PN

SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP No. 702915 10 9

SCHEDULE 13D
Essex Woodlands Health Ventures IV, L.L.C.

(1) Names of Reporting Persons. SS or I.R.S. Identification Nos. of Above Persons

(2) Check The Appropriate Box If A Member Of A Group	(a) :
(b) :X

(3)	SEC Use Only

(4) Source Of Funds*
OO
(5) Check Box If Disclosure Of Legal Proceedings Is Required Pursuant To Items 2(d) Or 2(e) :

(6)	Citizenship Or Place Of Organization
Delaware
Number Of Shares	(7)	Sole Voting Power
Beneficially Owned			3,433,901

By Each Reporting

Person With	(8)	Shared Voting Power
			-0-
	(9)	Sole Dispositive Power
			3,433,901

(10)	Shared Dispositive Power
-0-

(11)	Aggregate Amount Beneficially Owned By Each Reporting Person

3,433,901

(12)	Check If The Aggregate Amount In Row (11) Excludes Certain Shares* ☐

(13)	Percent Of Class Represented By Amount In Row (11)

5.1%

(14)	Type Of Reporting Person
OO

SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP No. 702915 10 9

SCHEDULE 13D
James L. Currie

(1) Names of Reporting Persons. SS or I.R.S. Identification Nos. of Above Persons

(2) Check The Appropriate Box If A Member Of A Group	(a) :
(b) :X

(3)	SEC Use Only

(4) Source Of Funds*
OO
(5) Check Box If Disclosure Of Legal Proceedings Is Required Pursuant To Items 2(d) Or 2(e) :

(6)	Citizenship Or Place Of Organization
United States
Number Of Shares	(7)	Sole Voting Power
Beneficially Owned			-0-

By Each Reporting

Person With	(8)	Shared Voting Power
			14,293,788
	(9)	Sole Dispositive Power
			-0-

(10)	Shared Dispositive Power
14,293,788

(11)	Aggregate Amount Beneficially Owned By Each Reporting Person

14,293,788

(12)	Check If The Aggregate Amount In Row (11) Excludes Certain Shares* ☐

(13)	Percent Of Class Represented By Amount In Row (11)

21.1%

(14)	Type Of Reporting Person
IN

SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP No. 702915 10 9

SCHEDULE 13D
Martin P. Sutter

(1) Names of Reporting Persons. SS or I.R.S. Identification Nos. of Above Persons

(2) Check The Appropriate Box If A Member Of A Group	(a) :
(b) :X

(3)	SEC Use Only

(4) Source Of Funds*
OO
(5) Check Box If Disclosure Of Legal Proceedings Is Required Pursuant To Items 2(d) Or 2(e) :

(6)	Citizenship Or Place Of Organization
United States
Number Of Shares	(7)	Sole Voting Power
Beneficially Owned			-0-

By Each Reporting

Person With	(8)	Shared Voting Power
			14,293,788
	(9)	Sole Dispositive Power
			-0-

(10)	Shared Dispositive Power
14,293,788

(11)	Aggregate Amount Beneficially Owned By Each Reporting Person

14,293,788

(12)	Check If The Aggregate Amount In Row (11) Excludes Certain Shares* ☐

(13)	Percent Of Class Represented By Amount In Row (11)

21.1%

(14)	Type Of Reporting Person
IN

SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP No. 702915 10 9

SCHEDULE 13D
Immanuel Thangaraj

(1) Names of Reporting Persons. SS or I.R.S. Identification Nos. of Above Persons

(2) Check The Appropriate Box If A Member Of A Group	(a) :
(b) :X

(3)	SEC Use Only

(4) Source Of Funds*
OO
(5) Check Box If Disclosure Of Legal Proceedings Is Required Pursuant To Items 2(d) Or 2(e) :

(6)	Citizenship Or Place Of Organization
United States
Number Of Shares	(7)	Sole Voting Power
Beneficially Owned			-0-

By Each Reporting

Person With	(8)	Shared Voting Power
			14,293,788
	(9)	Sole Dispositive Power
			-0-

(10)	Shared Dispositive Power
14,293,788

(11)	Aggregate Amount Beneficially Owned By Each Reporting Person

14,293,788

(12)	Check If The Aggregate Amount In Row (11) Excludes Certain Shares* ☐

(13)	Percent Of Class Represented By Amount In Row (11)

21.1%

(14)	Type Of Reporting Person
IN

SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP No. 702915 10 9

SCHEDULE 13D
J. Douglas Eplett

(1) Names of Reporting Persons. SS or I.R.S. Identification Nos. of Above Persons

(2) Check The Appropriate Box If A Member Of A Group	(a) :
(b) :X

(3)	SEC Use Only

(4) Source Of Funds*
OO
(5) Check Box If Disclosure Of Legal Proceedings Is Required Pursuant To Items 2(d) Or 2(e) :

(6)	Citizenship Or Place Of Organization
United States
Number Of Shares	(7)	Sole Voting Power
Beneficially Owned			-0-

By Each Reporting

Person With	(8)	Shared Voting Power
			14,293,788
	(9)	Sole Dispositive Power
			-0-

(10)	Shared Dispositive Power
14,293,788

(11)	Aggregate Amount Beneficially Owned By Each Reporting Person

14,293,788

(12)	Check If The Aggregate Amount In Row (11) Excludes Certain Shares* ☐

(13)	Percent Of Class Represented By Amount In Row (11)

21.1%

(14)	Type Of Reporting Person
IN

SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP No. 702915 10 9

SCHEDULE 13D
Mark L. Pacala

(1) Names of Reporting Persons. SS or I.R.S. Identification Nos. of Above Persons

(2) Check The Appropriate Box If A Member Of A Group	(a) :
(b) :X

(3)	SEC Use Only

(4) Source Of Funds*
OO
(5) Check Box If Disclosure Of Legal Proceedings Is Required Pursuant To Items 2(d) Or 2(e) :

(6)	Citizenship Or Place Of Organization
United States
Number Of Shares	(7)	Sole Voting Power
Beneficially Owned			-0-

By Each Reporting

Person With	(8)	Shared Voting Power
			14,293,788
	(9)	Sole Dispositive Power
			-0-

(10)	Shared Dispositive Power
14,293,788

(11)	Aggregate Amount Beneficially Owned By Each Reporting Person

14,293,788

(12)	Check If The Aggregate Amount In Row (11) Excludes Certain Shares* ☐

(13)	Percent Of Class Represented By Amount In Row (11)

21.1%

(14)	Type Of Reporting Person
IN

SEE INSTRUCTION BEFORE FILLING OUT!

This statement on Schedule 13D relates to an Agreement and Plan of Merger among Patient Infosystems, Inc. (“Patient Infosystems” or the “Company”), PATY Acquisition Corp., a Delaware corporation and wholly-owned subsidiary of Patient Infosystems (“Merger Sub”) and CCS Consolidated, Inc., a Delaware corporation (“CCS Consolidated”), dated as of September 19, 2005, as amended on November 22, 2005 and December 23, 2005 (as so amended, the “Merger Agreement”) pursuant to which on January 25, 2006 Merger Sub merged with and into CCS Consolidated and CCS Consolidated became a wholly-owned subsidiary of Patient Infosystems (the “Merger”). Each share of CCS Consolidated capital stock was converted into the right to receive shares of common stock of Patient Infosystems.

Item 1.	Security and Issuer.

This Statement on Schedule 13D relates to the Common Stock, par value $0.01 per share (the “Common Stock”), of the Company. The principal executive offices of the Company are located at 46 Prince Street, Rochester, NY 14601.

Item 2.	Identity and Background.

(a) This Schedule 13D is being filed jointly by Essex Woodlands Health Ventures Fund V, L.P., a Delaware limited partnership (“Essex V”), Essex Woodlands Health Ventures Fund IV, L.P., a Delaware limited partnership (“Essex IV,” and together with Essex V, the “Funds”), Essex Woodlands Health Ventures V, L.L.C., a Delaware limited liability company, the general partner of Essex V (the “Essex V General Partner”), Essex Woodlands Health Ventures IV, L.L.C., a Delaware limited liability company, the general partner of Essex IV (the “Essex IV General Partner” and together with the Essex V General Partner, the “General Partners”), James L. Currie, an individual, Martin P. Sutter, an individual, Immanuel Thangaraj, an individual, J. Douglas Eplett, an individual, and Mark L. Pacala, an individual (collectively, the “Reporting Persons”).

(b) The address of the principal business of each of the Reporting Persons is 10001 Woodloch Forest Drive, Suite 175, The Woodlands, Texas 77380.

(c) The principal business of the Funds is venture capital investments. The principal business of the General Partners is to act as the general partner of the Funds. Messrs. Currie, Sutter, Thangaraj, Eplett and Pacala are Managing Directors of the General Partners.

(d) None of the Reporting Persons have during the last five years been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) None of the Reporting Persons have during the last five years been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Messrs. Currie, Sutter, Thangaraj, Eplett and Pacala are citizens of the United States.

Item 3.	Source and Amount of Funds or Other Consideration.

The Funds previously purchased shares of CCS Consolidated capital stock from CCS Consolidated prior to the effectiveness of the Merger on January 25, 2006 (the “Previously Purchased CCS Consolidated Shares”). The source of the funds for the Previously Purchased CCS Consolidated Shares was the Funds’ working capital.

Pursuant to the Merger Agreement, on January 25, 2006 Merger Sub merged with and into CCS Consolidated and CCS Consolidated became a wholly-owned subsidiary of Patient Infosystems. Each share of CCS Consolidated capital stock, including the Previously Purchased CCS Consolidated shares, was converted into the right to receive shares of common stock of Patient Infosystems.

Item 4.	Purpose of Transaction.

The Merger Agreement provided for the acquisition by Patient Infosystems of all of the outstanding capital stock of CCS Consolidated through a merger of Acquisition Sub with and into CCS Consolidated, as a result of which CCS Consolidated became a wholly-owned subsidiary of Patient Infosystems. The acquisition of CCS Consolidated by Patient Infosystems was deemed to be a “reverse” merger. The shares acquired by the Funds in the Merger were acquired solely for investment purposes.

The Funds and certain other former stockholders of CCS Consolidated entered into a Stockholders Agreement at the closing of the merger pursuant to which the Funds have agreed to vote their shares of common stock of Patient Infosystems in favor of the election to the Board of Directors of John Pappajohn, a current director of the Company, or his designee; Derace Schaffer, a current director of the Company, or his designee; and three individuals designated by holders of at least a majority of the Company’s common stock held by the former stockholders of CCS Consolidated who are parties to the Stockholders Agreement. As provided by the Stockholders Agreement, two additional directors may be added to the Company’s board of directors, which individuals must satisfy independence requirements and must be unanimously approved by the other five members of the Company’s Board of Directors.

Subject to the foregoing, none of the Reporting Persons has a present plan or proposal that relates to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D. However, each of the Reporting Persons reserves the right to propose or participate in future transactions which may result in one or more of such actions, including but not limited to, an extraordinary corporate transaction, such as a merger, reorganization or liquidation, sale of a material amount of assets of Patient Infosystems or its subsidiaries, or other transactions which might have the effect of causing Patient Infosystems’ common stock to become eligible for termination of registration under Section 12(g) of the Securities Exchange Act of 1934. The Reporting Persons also retain the right to change their investment intent at any time, to acquire additional shares of common stock or other securities of Patient Infosystems from time to time, or to sell or otherwise dispose of all or part of the common stock beneficially owned by them (or any shares of common stock into which such securities are converted) in any manner permitted by law. The Reporting Persons may engage from time to time in ordinary course transactions with financial institutions with respect to the securities described herein.

The description contained in this Item 4 of the transactions contemplated by the Merger Agreement is qualified in its entirety by reference to the full text of the Merger Agreement, a copy of which is incorporated by reference in this Schedule 13D — see Exhibit 2.1 through Exhibit 2.3.

Item 5.	Interest in Securities of the Issuer.

(a) – (b)

	Essex Woodlands Health Ventures Fund V, L.P.	Essex Woodlands Health Ventures V, L.L.C.	Essex Woodlands Health Ventures Fund IV, L.P.	Essex Woodlands Health Ventures IV, L.L.C.	James L. Currie	Martin P. Sutter	Immanuel Thangaraj	J. Douglas Eplett	Mark L. Pacala
Beneficial Ownership	10,859,887	10,859,887	3,433,901	3,433,901	14,293,788	14,293,788	14,293,788	14,293,788	14,293,788
Percentage of Class	16.1%	16.1%	5.1%	5.1%	21.1%	21.1%	21.1%	21.1%	21.1%
Sole Voting Power	10,859,887	10,859,887	3,433,901	3,433,901	-0-	-0-	-0-	-0-	-0-
Shared Voting Power	-0-	-0-	-0-	-0-	14,293,788	14,293,788	14,293,788	14,293,788	14,293,788
Sole Dispositive Power	10,859,887	10,859,887	3,433,901	3,433,901	-0-	-0-	-0-	-0-	-0-
Shared Dispositive Power	-0-	-0-	-0-	-0-	14,293,788	14,293,788	14,293,788	14,293,788	14,293,788

(c)	Not applicable.
(d)	Not applicable.
(e)	Not applicable.

Item 6.              Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Stockholders Agreement

As described in Item 4 of this Schedule 13D, at the closing of the Merger, the Company, the Funds and Hickory Venture Capital Corporation, Radius Venture Partners I, L.P., Psilos Group Partners II, L.P. and Psilos Group Partners, L.P. entered into a Stockholders Agreement, pursuant to which the Funds have agreed to vote their shares in favor of certain persons as directors of the Company. The description contained in this Schedule 13D of the Stockholders Agreement is qualified in its entirety by reference to the full text of the Stockholders Agreement, a copy of which is incorporated by reference in this Schedule 13D — see Exhibit 10.89.

Lock-Up Agreements

As a condition to the closing of the Merger, the Funds were required to deliver to the Company a “lockup” agreement. Pursuant to the lockup agreement, the Funds have agreed not to sell, transfer, make any short sale of, grant any option for the purchase of, or enter into any hedging or similar transaction with the same economic effect as a sale with respect to any securities of the Company held by the Funds for a period of eighteen (18) months following the closing of the Merger, or until July 25, 2007, subject to certain limited exceptions. After the expiration of this 18-month period ending on July 25, 2007, and during each 3-month period thereafter until June 30, 2008, the Funds may sell a number of securities of the Company equal to the greater of

•	1% of the number of shares of the Company’s common stock outstanding as of the date of determination; or

•

the average weekly reported volume of trading of the Company’s common stock on all national securities exchanges and/or reported through the automated quotation system of a registered securities association during the four calendar weeks preceding the date of determination.

             After June 30, 2008, all securities of the Company held by the Funds shall no longer be subject to the lockup agreements.

In addition, in the event that after July 25, 2007, there is either a change of control transaction involving the Company, or a primary offering of shares of the Company’s common stock (or securities convertible into shares of the Company’s common stock for no additional consideration) constituting at least 25% of the shares of the Company’s common stock then outstanding, then in each such case all securities of the Company held by the Funds will no longer be subject to the restrictions contained in the lockup agreement.

The description contained in this Schedule 13D of the Lockup Agreement is qualified in its entirety by reference to the full text of the form of Lockup Agreement, a copy of which is incorporated by reference in this Schedule 13D — see Exhibit 10.99.

CCS Debt Escrow Agreement and Warrants to Purchase Common Stock of the Company

At the closing of the Merger, the Company, Albert Waxman as representative of the CCS Consolidated stockholders, and Continental Stock Transfer and Trust Company entered into an escrow agreement, pursuant to which 3,152,141 shares of the Company’s common stock were placed into escrow for the benefit of Essex Woodlands Health Ventures Fund V, L.P. and Hickory Venture Capital

Corporation, Radius Venture Partners I, L.P. and Psilos Group Partners II, L.P. These stockholders have guaranteed the satisfaction of debt obligations of CCS Consolidated under a line of credit that became debt obligations of the Company by virtue of the Merger. In exchange for these guarantees to satisfy the obligations of CCS Consolidated, these former stockholders of CCS Consolidated, including Essex Woodlands Health Ventures Fund V, L.P., were issued warrants to purchase shares of capital stock of CCS Consolidated, which vested over time based on the outstanding line of credit balance. As part of the Merger, the unvested portion of these warrants were terminated and replaced by the Company with warrants to purchase shares of the Company’s common stock (the “Replacement Warrants”). Each of the Replacement Warrants has an exercise price of $0.003172 per share of the Company’s common stock. These Replacement Warrants vest through November 17, 2006 based on the outstanding line of credit balance. If the Replacement Warrants vest in part or in full and are exercised in part or in full, the escrow agent will release to the holder of the Replacement Warrant the number of shares for which the Replacement Warrant has been exercised. To the extent that the Replacement Warrants do not vest or are not exercised in full, the shares of the Company’s common stock underlying the Replacement Warrants will be released from escrow to all stockholders of CCS Consolidated at the effective time of the Merger in accordance with the Merger Agreement.

While the shares remain in the escrow account, such shares are to be voted in accordance with written instructions of Dr. Waxman as stockholder representative under the Merger Agreement.

Item 7.              Material to be Filed as Exhibits.

Exhibit
Number	Exhibit Description
2.1 (1)	Agreement and Plan of Merger, dated September 19, 2005, by and among Patient Infosystems, Inc., PATY Acquisition Corp. and CCS Consolidated, Inc.
2.2 (2)	Amendment No. 1 to the Agreement and Plan of Merger, dated November 22, 2005, by and among Patient Infosystems, Inc., PATY Acquisition Corp. and CCS Consolidated, Inc.
2.3 (3)	Amendment No. 2 to the Agreement and Plan of Merger, dated December 23, 2005, by and among Patient Infosystems, Inc., PATY Acquisition Corp. and CCS Consolidated, Inc.
10.89 (4)	Stockholders Agreement, dated as of January 25, 2006, by and among Patient Infosystems, Inc. and certain of its stockholders
10.99 (4)	Form of Lockup Agreement

(1)	Previously filed as Exhibit 10.88 to the Registrant’s Report on Form 8-K filed with the Commission on September 23, 2005, and incorporated by reference herein.
(2)	Previously filed as Exhibit 10.96 to the Registrant’s Report on Form 8-K filed with the Commission on November 29, 2005, and incorporated by reference herein.
(3)	Previously filed as Exhibit 10.97 to the Registrant’s Report on Form 8-K filed with the Commission on December 23, 2005, and incorporated by reference herein.
(4)	Previously filed as an exhibit to the Registrant’s Report on Form 8-K filed with the Commission on January 31, 2006, and incorporated by reference herein.

Signature

After reasonable inquiry and to the best of its knowledge and belief, the undersigned each certifies that the information set forth in this statement is true, complete and correct.

Dated: February 6, 2006

ESSEX WOODLANDS HEALTH VENTURES FUND V, L.P.

By:	/s/ Martin Sutter
Name:	Martin Sutter
Title:	Managing Director

ESSEX WOODLANDS HEALTH VENTURES V, L.L.C.

By:	/s/ Martin Sutter
Name:	Martin Sutter
Title:	Managing Director

ESSEX WOODLANDS HEALTH VENTURES FUND IV, L.P.

By:	/s/ Martin Sutter
Name:	Martin Sutter
Title:	Managing Director

ESSEX WOODLANDS HEALTH VENTURES IV, L.L.C.

By:	/s/ Martin Sutter
Name:	Martin Sutter
Title:	Managing Director

/s/ James L. Currie
James L. Currie

/s/ Martin P. Sutter
Martin P. Sutter

/s/ Immanuel Thangaraj
Immanuel Thangaraj

/s/ Douglas Eplett
J. Douglas Eplett

/s/ Mark L. Pacala
Mark L. Pacala